February 16, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Maryse Mills-Apenteng, Special Counsel

Re:	First Social Networx Corp. (“the Company”) Amendment No. 3 to Registration Statement on Form S-1 File No. 333-177785 Filed February 16, 2012

Dear Ms. Mills-Apenteng:

In response to your letter of February 9, 2012 addressed to the Company with your comments on the Company’s Amended Registration Statement on Form S-1/A, filed January 25, 2012, we herewith transmit the Company’s Third Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1. Please update your financial statements and the related disclosures pursuant to Rule 8-08 of Regulation S-X.

Response:

We have updated our financial statements and related disclosures in the S-1.

Reports to Security Holders, page 34.

2. Please revise this section to disclose more specifically the limited reporting obligation you will have under Section 15(d). In this regard, your references here to proxy and information statements, which you will not be required to file under Section 15(d), may be confusing to readers.

Response:

We have revised this section as follows:

After this registration statement becomes effective, we will be subject only to the limited reporting requirements of Section 15(d) of the Exchange Act.  Pursuant to Section 15(d), we will only be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the SEC.  These reports may be accessed free of charge through the SEC’s website at www.sec.gov.

These reports will also be available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC.

However, since we will be subject only to the limited reporting requirements of Section 15(d) of the Exchange Act, even these limited reporting obligations may be automatically suspended under Section 15(d) of the Exchange Act if on the first day of any fiscal year other than the fiscal year in which our registration statement became effective, there are fewer than 300 shareholders. If we do not become a reporting issuer and instead make a decision to suspend our public reporting, we will no longer be obligated to file periodic reports with SEC and your access to our business information will be restricted. In addition, if we do not become a reporting issuer, we will not be required to furnish proxy statements to security holders, and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 26.

3. We note your revised disclosures in response to our prior comment 7 where you indicate that your current cash on hand of $8,900 will be used to meet your current obligations. Please clarify what you mean by “current obligations.” In this regard, revise to clearly state whether your current cash is sufficient to fund your operating needs for the next twelve months. If not, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. We refer you to FRC 501.03(a).

Response:

We have revised the S-1 accordingly:

Our current cash on hand is $6,392, which is allocated to cover the expenses associated with this offering.  Accordingly, we anticipate that our current cash on hand is not sufficient to meet the new obligations associated with being a company that is fully reporting with the SEC.  However, to the extent that we do not expend the entire cash on hand on this offering, the remaining cash will be allocated to cover these new reporting company obligations, and our “Use of Proceeds” would be adjusted accordingly.  Nonetheless, based on our disclosure above under “Use of Proceeds,” which is based on utilizing the entire cash on hand for this offering, we anticipate that any level of capital raised above 30% will allow us minimal operations for a twelve month period while meeting our State and SEC required compliance obligations. Although, the sale of 100% of the securities in this offering will not provide sufficient capital to fully implement the business plan, it will provide for vetting of the business plan to support pursuing investment capital.

4. You indicate on page 15 that the costs associated with being an SEC reporting company are estimated to be $3,250. In addition, we note that your current cash on hand is $8,900 at September 30, 2011. Please explain further why you believe that your current cash is not sufficient to meet the new obligations associated with being a reporting company with the SEC. In this regard, to the extent that you have factored in the additional costs associated with this offering in your determination of available funds, please revise your disclosures to indicate this.

Response:

Our response to this comment is included in our response to Comment 3.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

1.   First Social Networx Corp.’s  Form S-1/A-3 Registration Statement.